July 28, 2008
Michael L. Kosoff
Securities and Exchange Commission
Division of Insurance Products
450 Fifth Street, NW
Room 5206
Washington D.C. 20549

Re:	Principal Life Insurance Company Variable Life Separate Account — Principal Benefit Variable Universal Life II (BVUL II) Registration Statement on Form N-6 filed February 22, 2008, File Nos. 333-149363; 811-05118 (the “Registration Statement”)
Dear Mr. Kosoff:
On behalf of Principal Life Insurance Company and its Variable Life Separate Account, this letter is in response to the comments of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Registration Statement, contained in the letter of April 8, 2008 addressed to Amy R. Piepmeier. In addition, in an attempt to expedite review and at the request of your colleague and our assigned reviewer, Rebecca A. Marquigny, we have included comments, responses and additional disclosures consistent with comments received from Ms. Marquigny concerning a separate Principal Life Insurance Company Variable Life Separate Account registration statement (File No. 333-146896). These modifications are referred to throughout this letter as “Conforming Changes.”
In order to facilitate your review of our responses, we have set forth below summaries of each of the Staff’s comments (in italics) in numerical order immediately followed by our response and where appropriate, our proposed revised language for the prospectus. All proposed revisions are a blackline comparison to the disclosure contained in the Registration Statement. Page number references correspond to the courtesy copy of the Registration Statement previously provided.
RESPONSES TO STAFF COMMENTS
1. General Comment: Please include cross-references to the illustrations section of the prospectus wherever a policy feature is discussed and there is an appropriate illustration which demonstrates how the feature operates.
RESPONSE: Registrant will delete the illustrations section of the prospectus.
2. Facing Page Please be sure to include the appropriate amendment number under the Investment Company Act of 1940. (This is not the first registration statement filed in relation to this separate account.)
RESPONSE: In accordance with the Staff’s comment, the appropriate amendment number under the Investment Company Act of 1940 (the “Company Act”) will be included on the facing page. The Registrant inadvertently included an incorrect amendment number on its most recent pre-effective amendment filing under the Company Act on June 21, 2008. That amendment number will be corrected with the Registrant’s next filing for that particular product.

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

3. Summary: Benefits and Risks (page 4) Please consider adding a brief description of the free-look period and include a cross- reference to the discussion of the free-look period in the prospectus;
RESPONSE: In accordance with the Staff’s comment, the Registrant will insert a new topic in this summary section as follows:
“Examination Offer (Free-Look Provision)
Under state law, you have the right to return the Policy for any reason during the examination offer period (a “free look”). Please see page 30 of this prospectus for more information.”
4. Fee Table (pages 6 — 8)
a. In footnote 1, please include a brief description of what a target premium is. Also, please clarify whether the 5.2% figure is a current charge or the maximum charge that can be imposed on target premiums in years 1 through 5.
RESPONSE: In accordance with the Staff’s comment, the Registrant will modify footnote one as follows:
In policy years one through five, the maximum sales charge on premium paid in excess of target premium is 5.20%. In policy years six and beyond, the maximum sales charge is 6.7% on premium paid in excess of target premium. See GLOSSARY for definition of target premium.
b. Under the taxes section, if applicable, please include a footnote disclosing that premium taxes may increase because of changes in federal, state, or local tax laws.
RESPONSE: The Registrant respectfully explains that the maximum premium tax charge is based upon the average tax rate we expect to pay nationwide. Any changes in federal, state or local tax rates are borne by the Registrant. The Registrant therefore respectfully submits that no footnote is necessary.
c. Please note the gross interest and credit rates for loans in a footnote to the fee table.
RESPONSE: In accordance with the Staff’s comment, the gross interest and credit rates for loans is referenced in new footnote 8, below.
In addition, all footnotes referenced in the SUMMARY: FEE TABLES Section have been revised and moved to the end of this section as a Conforming Change, as referenced above. The footnotes will be as follows:
(1)	“In policy years one through five, the maximum sales charge on premium paid in excess of target premium is 5.20%. In policy years six and beyond, the maximum sales charge

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

is 6.7% on premium paid in excess of target premium. See GLOSSARY for definition of target premium.

(2)	Please note that in addition to the fees shown, additional transfer fees or restrictions may be imposed by federal regulators, state regulators and/or sponsors of the underlying mutual funds. For more information regarding transfers, see GENERAL DESCRIPTION OF THE POLICY – Policy Limitations.

(3)	For more information see GENERAL DESCRIPTION OF THE POLICY – Optional Insurance Benefits.

(4)	For more information regarding the guideline premium/cash value corridor test and the cash value accumulation test, see DEATH BENEFITS AND POLICY VALUES – IRS Definition of Life Insurance.

(5)	This charge varies based on individual characteristics. The charge shown in the table may not be representative of the charge that you will pay. To obtain more information about the charge that would apply to you, contact your registered representative or call 1-800-247-9988 and request personalized illustrations.

(6)	See GLOSSARY for definition.

(7)	This charge decreases after policy year ten.

(8)	The difference between the interested charged on the loan indebtedness and the interest credited to the loan account. See LOANS – Policy Loans for the actual rates.

(9)	This charge only applies in policy years one through five.”
All reference numbers within the tables have been modified to line-up with the appropriate footnote.
5. Annual Underlying Fund Operating Expenses (page 8)
a. In the narrative preceding Total Annual Fund Operating Expenses, if applicable, please disclose that some funds may also impose a short-term redemption fee.
RESPONSE: The Registrant respectfully explains that none of the mutual funds underlying the policy impose a short-term redemption fee. The Registrant therefore respectfully submits that no such disclosure is necessary.
b. Please confirm supplementally that the range of portfolio expenses reflect gross fees.
RESPONSE: The Registrant respectfully confirms that the range of portfolio expenses reflect gross fees.
c. Please disclose which of the investment options are funds of funds and state that expenses of a fund of funds may be higher than a regular fund due to the two tiered level of expenses.
RESPONSE: The Registrant respectfully explains that specific disclosures concerning the mutual funds underlying the Policy are contained in the prospectuses for those funds. As referenced above, in connection with a recent registration statement filing with the SEC and as requested by Ms. Marquigny, the Registrant modified the introductory paragraph to the Annual Underlying Mutual Fund Operating Expenses Table as follows:

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

“The following table shows the minimum and maximum fees and total operating expenses charged by any of the underlying mutual funds that you may pay periodically during the time that you own the Policy. More detail concerning the fees and expenses of each underlying mutual fund is contained in the prospectus for each underlying mutual fund.”
6. Premium Expense Charge (page 13) Please explain whether the tax charged to policy owners can exceed the 3.25% disclosed in the fee table. Also, please explain supplementally whether if tax rates increase, is that burden born by the investor or by the insurer.

RESPONSE: The Registrant respectfully explains that, as discussed in response to Staff comment 4(b), the premium tax charge is based upon the average tax rate we expect to pay nationwide. The burden of any federal, state or local tax rate increase is borne by the insurer, as we believe is fully disclosed in the last bullet point and the asterisked footnote to the bullet point under the caption, “Maximum Premium Expense Charge.”

7.	Charges and Deductions – Surrender Charge (page 13 )
     a. Please explain whether the policy owner is supposed to use the unisex or gender specific rate in Appendix A.
     b. Please clarify how the surrender charge operates following a face amount increase and provide a brief example of the surrender charge calculation.
     c. Please place in bold-faced type the disclosure that states the fee on an early withdrawal or Policy lapse is significant. Also, please clarify whether any surrender charge is paid upon policy lapse.
     d. Please note that surrender charges vary with the premiums paid.
     e. Please confirm supplementally that scheduled partial withdrawals carry no surrender charge.
RESPONSE: In accordance with the Staff’s comment, the Registrant will modify the narrative description of the Surrender Charge as follows:
“Surrender Charge
“A surrender charge is imposed upon full surrender of the Policy within ten years of the policy date or of a base policy face amount increase. In addition, if you reinstate your Policy and then it is fully surrendered, a surrender charge may be imposed. The surrender charge compensates us for expenses related to the sale of the Policy.
“Surrender charges vary based on gender, age at issue or adjustment, state of issue and number of policy years since issue or adjustment. The charge applies only during the first ten policy years unless there is a base policy face amount increase. A base policy face amount increase has its own surrender charge period that begins on the adjustment date. The total surrender charge on the Policy is the sum of the surrender charges for the base policy face amount at issue and each base policy face amount increase. The surrender charge is not affected by any decrease in base policy face amount or any change in base policy face amount resulting from a change of death benefit options.

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

“The surrender charge is (a) multiplied by (b) multiplied by (c) where:
(a) is the applicable rate from Appendix A;
(b) is the policy face amount divided by 1,000; and
(c) is the applicable percentage from Appendix B.
“Example: The surrender charge in policy year 2 for a 45-year old male with a risk classification of preferred non-tobacco and a policy face amount of $2,000,000 is $21,460 (10.73 * 2,000 * 100%).
“If the same policy has a policy face amount increase of $100,000 at the beginning of policy year 2 (the insured would be age 46 at time of the policy face amount increase), the total surrender charge applicable is $22,591 which is the sum of $21,460 as calculated above and $1,131 (11.31 * 100 * 100%) for the policy face amount increase.
“The surrender charge on an early surrender or Policy lapse is significant. As a result, you should purchase a Policy only if you have the financial capacity to keep it in force for a substantial period of time.”
8. Charges and Deductions -Underlying Mutual Fund charges (page 15) Please disclose the possibility of a fund imposing a redemption fee. If there is a maximum redemption fee that may be imposed, please disclose that maximum fee.
RESPONSE: In accordance with the Staff’s comment, Registrant will modify the disclosure as follows:
“The assets of each division are used to purchase shares in a corresponding mutual fund at net asset value. The net asset value of the mutual fund reflects management fees and operating expenses already deducted from the assets of the mutual fund. Current management fees, ~~and~~ operating expenses and potential redemption fees (if any) for a mutual fund are shown in the prospectus for the underlying mutual fund. None of the underlying mutual funds currently imposes a redemption fee.”
9. Unscheduled Transfers (pages 16 — 17) Please include disclosure warning an investor that it may take several years before a policy owner can move all his account value in the fixed account to the variable investment options.
RESPONSE: In accordance with Staff’s comment, the Registrant will modify the disclosure as follows:
“Transfers from the fixed account to your division(s) are subject to certain limitations.  You may transfer amounts by making either a scheduled or unscheduled fixed account transfer.  You may not make both a scheduled and an unscheduled transfer from the fixed account in the same calendar year.  ~~In states where allowed, we reserve the right to reject transfer instructions from someone providing them for multiple Policies for which he or she is not the owner.~~  It may take several years before a policy owner can move all the policy value in the fixed account to the divisions.”

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

10. Cost-of-Living Rider (page 18) Please include disclosure stating that the increase in face value will have the effect of extending the surrender charge period.
RESPONSE: Pursuant to the Staff’s comment, the Registrant will modify the narrative description of the Cost of Living Increase Rider as follows:
Cost of Living Increase Rider
This rider provides increases in the face amount every three years, to the insured’s age 55, without requiring evidence of insurability. This rider is only available in New York and added automatically to all personally-owned Policies with a risk classification of standard or better and where the insured’s issue age is 52 or younger. There is no charge for adding this rider; however, when there is a cost of living face amount increase, the monthly policy charge and surrender charge will be higher. The surrender charge period will also extend.
11. Death Benefit Guarantee Rider (pages 18 -19) Please revise the disclosure describing this rider to more clearly explain how the rider operates. For instance, are death benefits reduced by unpaid monthly charges? Is the guarantee affected by withdrawals? Does this rider keep other optional benefit riders in effect or does the rider only relate to the policy’s death benefit.
RESPONSE: In accordance with Staff’s comment and the Conforming Changes, the Registrant will modify the narrative description of the Death Benefit Guarantee Rider as follows:
“This rider guarantees the Policy, including any attached riders, will not lapse before the insured attains age 85 if premiums paid, less loan indebtedness and partial surrenders, equal or exceed the death benefit guarantee premium requirement. An illustration (available at no charge from your registered representative or our home office) will provide the death benefit guarantee premium requirement applicable to your Policy. The death benefit guarantee premium requirement is described in the section PREMIUMS — Premiums Affecting Guarantee Provisions.
“If on any monthly date, the death benefit guarantee premium requirement is not met, ~~this rider does not terminate; however,~~ the protections of this rider will not apply and the Policy is at risk of terminating if on any monthly date the net policy value is insufficient to pay the monthly policy charge. The protections of this rider will resume on the first monthly date following our receipt of the premium required to satisfy the death benefit guarantee premium requirement.
“This rider is automatically made a part of the Policy at issue unless you elect the Supplemental Benefit Rider. There is no charge for this rider; however, sufficient premiums are required in order for the rider ~~provisions~~ benefits to apply.”
12. Life Paid Up Rider (page 19) The prospectus states that the rider will “under certain circumstances” convert the Policy to paid up life insurance in order to avoid policy lapse from a large loan indebtedness.
a.	Please clarify whether there are any charges for the rider.

b.	Please clarify whether the conversion of the Policy results in any change to the amount or timing of the death benefit in effect at the time of conversion.

c.	Please clarify what is intended by the condition that premiums must have been surrendered for the benefit to begin.

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

RESPONSE: In accordance with the Staff’s comment, the Registrant will revise the narrative description of the Life Paid-Up Rider to include the requested disclosure as follows:
“Life Paid-Up Rider (Overloan Protection)
Under certain circumstances, this rider can guarantee the Policy will not lapse when there is large loan indebtedness by converting the Policy to paid-up life insurance. In order for the rider benefit to begin, the following conditions must be satisfied:
•	The loan indebtedness must be at least 96% of the surrender value;

•	The insured’s attained age must be 75 years or older;

•	The Policy must have been in force for at least 15 policy years; and

•	~~The premiums paid have been surrendered.~~

•	Total partial surrenders must equal or exceed total premiums paid.
“We reserve the right to begin the rider benefit when the loan indebtedness is at least 86% of the surrender value and all other conditions are satisfied.
~~Once the rider benefit begins, no further monthly policy charges are deducted for the remaining paid-up death benefit and no adjustments, partial surrenders or loans to the Policy are allowed. Loan payments can be submitted. There is a one-time charge taken from the policy value on the date the rider benefit begins. The rider may be elected at anytime prior to the maturity date.~~
“Once the rider benefit begins:
• The total face amount is reduced to equal the policy value after the rider charge multiplied by 105%.
• All values in the divisions are immediately transferred to the fixed account where they will earn interest.
• No further monthly policy charges are deducted for the remaining paid-up death benefit.
• No new premium payments, face amount adjustments, partial surrenders or loans are allowed.
• If death benefit option 2 or 3 is in effect, your death benefit option will change to death benefit option 1 and you may no longer change the death benefit option.
• Your loan indebtedness remains and interest will continue to accrue on the loan indebtedness. However, loan payments can be submitted.
• All optional riders, except the extended coverage rider, will automatically be terminated.
“There is a one time charge taken from the policy value on the date the rider benefit begins. The rider may be elected at any time prior to the maturity date.
“The Internal Revenue Service has not taken a position on the Life Paid-Up rider. You should consult your tax advisor regarding this rider.”
13. Supplemental Benefit Rider (page 19) Please clarify whether, in addition to the rider charge, the rider increases the total cost of insurance charge (by increasing the net amount at risk).

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

RESPONSE: The Registrant supplementally confirms that this rider increases the total cost of insurance charge by increasing the net amount at risk. There is no explicit charge for adding this rider other than to cover the cost of supplemental insurance.
14. Reservation of Rights (page 20) Please disclose who, if anyone, must approve any change (e.g., the Contractowner or the Commission); and who, if anyone, must be notified of any change as per Form N-6, Item 6(c)(2) and (3).
RESPONSE: In accordance with Staff’s comment, the Registrant will revise the disclosure as follows:
“Reservation of Rights
We reserve the right to change the Policy to assure it continues to qualify as life insurance for tax purposes. However, we cannot make any guarantee regarding the future tax treatment of any Policy.
“We reserve the right to modify or endorse the Policy in order to maintain compliance with applicable laws and regulations. We also reserve the right to amend or terminate the special plans described in this prospectus; for example, preauthorized premium payments.
“You would be notified of any ~~such~~ above action to the extent required by law. Any change, modification, endorsement, amendment or termination we make to the Policy or special plans described in this prospectus will be in writing and signed by an officer of the Company.”
15. Right to Exchange (page 20) a. Please clarify whether the Right of Exchange is the only way to allocate money to the fixed account;
RESPONSE: Registrant supplementally explains that the fixed account is an investment option available under the Policy. Disclosures regarding the allocation of money to the fixed account can be found under the caption, “GENERAL DESCRIPTION OF THE POLICY – Policy Limitations, Unscheduled Transfers, and Scheduled Transfers – Fixed Account Transfers.”
b. Please clarify whether amounts so transferred may be later transferred back into one or more divisions. If so, please clarify that from the exchange date forward, until the time when policy value is reallocated to one or more divisions, the policy value will no longer be affected by the investment performance of the divisions.
RESPONSE: Registrant supplementally explains that the disclosure under the caption, “Right to Exchange” relates to a Policy owner’s right to make a one-time, irrevocable election to convert the Policy from a variable policy to a fixed policy. This exchange (the conversion of the Policy) is accomplished by moving all Policy value from the divisions to the fixed account. Registrant respectfully submits this is clearly set out in the existing disclosure, as is the point that the policy value will no longer be affected by division investment performance after the exchange (conversion) date.

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

16. Premiums Affecting Guarantee Provisions (page 21) a. Please clarify whether the “Death Benefit Guarantee Monthly Premium” or the “Death Benefit Guarantee Premium Requirement” is shown on your policy.
RESPONSE: Registrant supplementally confirms that the Death Benefit Guarantee Monthly Premium is shown on the Policy.
b. Please provide a brief example of the death benefit premium requirement calculation.
RESPONSE: In accordance with Staff’s comment, the Registrant will modify the narrative description as follows:
“Premiums Affecting Guarantee Provisions
If the Death Benefit Guarantee rider is made a part of your Policy and you pay at least the death benefit guarantee premium requirement, the rider guarantees the Policy will not lapse before the insured’s attained age 85.
“The death benefit guarantee monthly premium is ((a) times (b)) divided by (c) where:
(a)	is the total face amount divided by 1,000;

(b)	is the death benefit guarantee premium rate; and

(c)	is 12
Example
If the face amount is $1,000,000 with Death Benefit Option 2 and the insured is a 45-year old male with a risk classification of preferred non-tobacco:

		Death Benefit Guarantee
	Premium Rate	Monthly Premium
Death Benefit Guarantee to attained age 85	$23.71	$1,976
“The death benefit guarantee premium requirement is met if [(a) minus (b)] is greater than or equal to (c) where:
(a)	is the sum of premiums paid;

(b)	is the sum of all loan indebtedness and partial surrenders; and

(c)	is the sum of the death benefit guarantee monthly premiums since the policy date to the most recent monthly date.
~~If on any monthly date, the death benefit guarantee premium requirement is not met, the Death Benefit Guarantee Rider does not terminate; however, the protections of the rider will not apply.~~
“Using the example above, if the Policy is in its 25th month and there have been no loans or partial surrenders, the death benefit guarantee premium requirement on the 25th monthly date is $49,400 (25 times $1,976). If on any monthly date, the death benefit guarantee premium requirement is not met, the protections of the rider will not apply and the Policy is at risk of terminating on any monthly date if the net policy value is insufficient to pay the monthly policy charge.

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

“The death benefit guarantee premium rates are per $1,000 of face amount and may vary by issue age, risk classification, gender*and tobacco status. The death benefit guarantee monthly premium is shown on your Policy.
“* For Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans, the premiums are not based on the gender of the insured.”
17. Allocation of Premiums (page 22) Please clarify if premiums are allocated to the divisions according to your instruction, or are premiums allocated to both the divisions and the fixed account according to your instructions.
RESPONSE: In accordance with the Staff’s comment, the first paragraph under the caption, “Allocation of Premiums” will be revised as follows:
“We allocate your initial net premiums on the later of the policy date or the effective date. Except as described below, allocations of net premiums are made to the divisions and the fixed account according to your instructions. The total of all allocation percentages must equal 100. Net premiums are allocated as of the valuation period in which they are received.”
18. Premium Refund States (page 22) a. Please clarify supplementally whether, in states that require a refund of premiums, the amount deducted for the premium expense charge will be returned to the policy owner; b. Please clarify that following the free-look period, premiums are allocated to both the divisions and the fixed account according to your instructions, if applicable.
RESPONSE: The Registrant supplementally confirms that the amount deducted for the premium expense charge will be returned to policy owners in states that require a refund of premiums. The first paragraph under the caption, “Premium Refund States” will be revised as follows:
“During the examination offer period, if the Policy is issued in a state requiring a full refund of premium, the initial net premium, including any premium received during the examination period, is allocated to the Money Market division on the later of the policy date or the effective date. After the examination offer period, the premium held in the Money Market division will be reallocated to the divisions and the fixed account according to your instructions. If the day following the end of the examination offer period is not a business day, the transfer will occur on the next business day. See SURRENDERS AND PARTIAL SURRENDERS – Right to Examine Policy (“Free Look” Provision) for more information about the examination offer period.”
19. Change in Death Benefit Option (page 25) Please clarify whether an increase in face amount due to a change in the death benefit option is subject to underwriting review.
RESPONSE: Registrant respectfully submits that the table under the caption, “Death Benefit Options” clearly discloses that we may require proof of insurability for changes from death

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

benefit option 1 to death benefit option 2 and from death benefit option 3 to death benefit option 2, and that no proof of insurability is required for changes from death benefit option 2 to death benefit option 1 and from death benefit option 3 to death benefit option 1.
20. Surrenders (page 28) a. Please include language towards the beginning of this section that clearly states that if you select death benefit options 1 or 3, a partial surrender may reduce a policy owner’s total face amount;
RESPONSE: In accordance with Staff’s comment, the following sentence will be added to the end of the first paragraph under the caption, “Surrenders”:
“Partial surrenders will reduce your face amount if under death benefit option 1 or 3.”
b. Please place the disclosure in bold which states that under death benefit option 1, a preferred partial surrender in excess of 10% will cause a reduction in total face amount.
RESPONSE: The Registrant respectfully submits that a preferred partial surrender, as defined by the policy, cannot be in excess of 10% of the net policy value. To clarify this point, the Registrant proposes to revise the disclosure as follows:
“Unscheduled Partial Surrender
Preferred Partial Surrender (pertains only if Death Benefit Option 1 is in effect). During policy years two through 15, 10% of the net policy value as of the end of the prior policy year may be surrendered without a subsequent decrease in the total face amount. As discussed immediately above, any amount surrendered in excess of 10% would not constitute a preferred partial surrender and would cause a reduction in the total face amount. The 10% preferred partial surrender privilege is not cumulative from year-to-year and cannot exceed $100,000 in any policy year or $250,000 over the life of the Policy.”
“Scheduled Partial Surrender
Preferred Partial Surrender (pertains only if Death Benefit Option 1 is in effect). During policy years two through 15, 10% of the net policy value as of the end of the prior policy year may be surrendered without a subsequent decrease in the total face amount. As discussed immediately above, any amount surrendered in excess of 10% would not constitute a preferred partial surrender and would cause a reduction in the total face amount. The 10% preferred partial surrender privilege is not cumulative from year-to-year and cannot exceed $100,000 in any policy year or $250,000 over the life of the Policy.”
21. Scheduled Partial Surrenders (page 29) The section notes that the face amount may be reduced on the first date of a scheduled surrender by the total amount of surrenders scheduled for that year, but that a decrease in the planned amount will not result in an increase in the face amount. Please clarify whether face amount is readjusted at a later date for actual surrenders made.

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

RESPONSE: Registrant supplementally confirms that the face amount is not readjusted at a later date to reflect actual surrenders made.
22. Loan Payments (page 31) Please supplementally confirm that there are no sales charges on loan repayments.
RESPONSE: The Registrant supplementally confirms there are no sales charges on loan repayments.
23. Policy Termination (Lapse) (pages 31 — 33) a. Please clarify whether a policy owner can only reinstate a policy that has lapsed (because of insufficient policy value to pay monthly charges) or whether a policy owner can reinstate any policy that has terminated;
RESPONSE: The Registrant supplementally confirms that only Policies that have lapsed as a result of the net policy value being less than the monthly policy charge are eligible for reinstatement. The Registrant respectfully submits that the disclosure under the caption, “POLICY TERMINATION AND REINSTATEMENT – Reinstatement” clearly states that the process described thereunder applies only to policies that have terminated due to lapse. Specifically, the conditions listed that must be met in order to reinstate a Policy (e.g., reinstatement must be prior to the maturity date, the Policy has not been surrendered, and the owner produces evidence that the insured is alive and insurable) could only be satisfied by a Policy which had terminated due to lapse, and could not be satisfied by a Policy that terminated due to surrender or payment of death or maturity proceeds.
b. Please explain the phrase “minimum premium guarantees”.
RESPONSE: In accordance with the Staff’s comment, the Registrant proposes to revise the disclosure in the fourth paragraphs prior to the caption, “TAX ISSSUES RELATED TO THE POLICY” as follows:
“Reinstatement will be effective on the next monthly date following the date we approve the reinstatement application. Your rights and privileges as owner(s) are restored upon reinstatement. The reinstated Policy will have the same policy date as the original Policy. ~~All minimum premium guarantees~~ The Death Benefit Guarantee rider will be applied as if the Policy had never ended. You will receive new data pages upon reinstatement.
24. Distribution of the Policy (pages 37 -38) Please remove your references to the individual fund fee tables if they are not to be included in the registration statement.
RESPONSE: In accordance with the Staff’s comment, the first paragraph under the caption, “Distribution of the Policy” is revised as follows:
“The Company has appointed Princor Financial Services Corporation (“Princor”) (Des Moines, Iowa 50392-0200), a broker-dealer registered under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority and an affiliate of the Company, as the distributor and principal underwriter of the Policy. The Company pays commissions to Princor of

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

no more than 12% of premiums received by the Company in the first policy year (or first policy year following an adjustment) up to the target premium. In the second through the fifth policy years following the policy date (or adjustment date), commissions range from 0% to 5% of premiums received; in policy years six through ten following the policy date (or adjustment date), commissions range from 0% to 1.5% of premiums received. A service fee of up to 0.10% of the net policy value is paid beginning in policy year six. Princor also may receive 12b-1 fees in connection with purchases and sales of mutual funds underlying the Policies. The 12b-1 fees for the underlying mutual funds are shown in ~~this Policy prospectus in SUMMARY: FEE TABLES, Annual~~ the prospectuses of each underlying mutual fund ~~Operating Expenses section of this prospectus~~.”
25. Frequent Trading and Market Timing (pages 35 — 36) Please provide a legal basis for your ability to undo a transaction. Also, please explain how far back the insurer can go to undo a transaction. Finally, please explain whether the policy owner is responsible for any losses or any gain resulting from the time in the new fund and the lapsed time when the policy owner was not in the old fund.
RESPONSE: The Registrant intends to clarify its policy concerning reversal of transfers as follows:
“In some instances, a transfer may be completed inadvertently after we have notified a Policy owner that we believe that the Policy owner may have been engaging in abusive trading practices ~~prior to a determination of abusive trading~~. In those instances, we will reverse the transfer (within two business days after ~~of~~ the transfer) and return the ~~Contract~~ Policy to the investment options ~~holdings~~ it had prior to the transfer. The reversal will be effected at the unit values determined on the date of the reversal. As a result, the Policy owner assumes the risk of any gains or losses associated with an investment in the transferee division instead of in the transferor division between the time of the transfer and the time of the reversal of the transfer. We will give the Policy owner ~~you~~ notice in writing of the reversal ~~this instance~~.”
The Registrant thus reserves the right to reverse a completed but subsequently determined abusive transfer only if a Policy owner effects the transfer after having received notice of abusive trading practices. The Registrant reserves this right to reverse only within two business days after the inadvertently completed abusive transfer. Policy owners whose abusive transfers are reversed bear the investment risk related to such reversals.
The Registrant’s policy concerning reversal of transfers stems from the Policy which provides that the Registrant has the right to reject transfers if the Registrant deems that the transfers would disrupt the management of the separate account, any division, or any underlying mutual fund. The reversal is a consequence of a transfer that should not have occurred and one which the Policy owner is on notice that he or she is not permitted to make.
26. SAI Please provide the required information regarding the registrant’s custodian as per item 17(c) of Form N-6, if applicable.
RESPONSE: The Registrant respectfully confirms there is no custodian for the Principal Life Insurance Company Variable Life Separate Account.

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

27. Series and Class Identifiers Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.
RESPONSE: The Registrant respectfully confirms that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.
28. Powers of Attorney Please include new Powers of Attorney that specifically describe these registration statements by name or ‘33 Act file number as per Rule 483(b).
RESPONSE: The Registrant respectfully confirms that, pursuant to Rule 483(b), it will include new powers of attorney related to this specific filing by referencing the product name (Principal Executive Variable Universal Life II) and by specifically citing the Securities Act of 1933 file number for the Registration Statement and for the Principal Life Insurance Company Variable Life Separate Account.
29. Guarantees and Support Agreements Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
RESPONSE: The Registrant supplementally confirms that, other than reinsurance agreements, there are no types of guarantees or support agreements with third parties. Under any reinsurance agreement Registrant enters into, a reinsurer is not a guarantor of the variable life obligations of Principal Life Insurance Company. Registrant’s reinsurance agreements create no direct obligations, guarantee or otherwise, running directly from the reinsurer to policy holders. Principal Life Insurance Company remains directly liable to policy owners. Depositor enters into reinsurance agreements in the normal course of business, none of which are specific to the Registrant or any securities issued by the Registrant.
30. Financial Statements, Exhibits, and Other Information Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
RESPONSE: The Registrant respectfully confirms that the financial statements and exhibits will be filed by a pre-effective amendment to the Registration Statement.
31. Tandy Representation We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.
Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
RESPONSE: The Registrant understands its obligation and the appropriate representations will be made when the Registrant requests acceleration of the effectiveness of the registration.
ADDITIONAL CHANGES AND UPDATES PROPOSED BY THE REGISTRANT
In a recent registration filing with the SEC, the following modifications were also requested. We were asked to make the same changes within this registration statement, where applicable.
CHARGES AND DEDUCTIONS (pages 12 – 13)
Registrant will modify the first paragraph and add the following new paragraph:
“We make certain charges and deductions to support operation of the Policy and the Separate Account. Some charges are deducted from premium payments when they are received. Other charges are deducted on a monthly basis while others are deducted at the time a Policy is surrendered or terminated. These charges are intended to cover distribution expenses (commissions paid to registered representatives, printing of prospectuses, and advertising), administrative expenses (processing applications, conducting medical examinations, determining insurability, establishing and maintaining records, processing death benefit claims and Policy changes, reporting, and overhead), and mortality expenses ~~and profit~~.
“The amount of the charges in any policy year may not specifically correspond to the expenses for that year. We expect to recover our total expenses over the life of the Policies. To the extent that the charges do not cover total expenses for a policy year, we bear the loss. Conversely, if the aggregate amount of the charges deducted is more than our costs for a policy year, the excess is profit to the Company.”
CHARGES AND DEDUCTIONS – Premium Expense Charge (Sales Charge and Taxes) (page 13)
Registrant will revise the first paragraph as follows:
“When we receive your premium payment, we deduct a premium expense charge. The sales charge is intended to pay us for distribution and other expenses relating to sales of the Policy, including commissions paid to ~~sales~~ registered representatives, advertising, and printing of prospectuses and sales literature.”

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

CHARGES AND DEDUCTIONS — Transfer Fee (page 13)
Registrant will revise this section as follows:
“Transfer Fee for Unscheduled Division Transfer
“Currently there is no charge for making an unscheduled division transfer. However, we reserve the right to impose a transfer fee in the future of up to $25 on each unscheduled division transfer after the first unscheduled division transfer in a policy month. A transfer fee is intended to reimburse us for our additional separate account operation expenses related to multiple unscheduled division transfers. Policyowners will not be provided prior notice if we begin imposing the transfer fee; however, if imposed, the transfer fee will apply to all policyowners in a non-discriminatory fashion.
“For purposes of applying the transfer fee for unscheduled division transfers, we will count all unscheduled division transfers that occur in any one valuation period as one transfer. However, allocations of premium payments will not be counted as unscheduled division transfers.”
CHARGES AND DEDUCTIONS – Monthly Policy Charge — Cost of Insurance Charge (page 14)
Registrant will revise the first paragraph as follows:
“Cost of Insurance Charge
“This charge compensates us for providing insurance protection under the Policy. The cost of insurance rate is based on the insured’s gender*, issue age, tobacco status, and risk classification. The cost of insurance rate ranges from a maximum of $83.33 per $1,000 net amount at risk to $0.01 per $1,000 net amount at risk.

* The cost of insurance rate for Policies issued in states which require unisex pricing or in connection with employment related insurance and benefit plans is not based on the gender of the insured”
CHARGES AND DEDUCTIONS – Monthly Policy Charge – Asset Based Charge (page 14)
Registrant will revise the first paragraph as follows:
“The asset based charge compensates us for ~~the distribution and administrative~~ expenses associated with the maintenance, accounting and recordkeeping of the divisions of the Separate Account. In addition, this charge reimburses us for service fees (a trail commission) paid to the registered representative.”
CHARGES AND DEDUCTIONS – Monthly Policy Charge – Monthly Policy Issue Charge (page 14)
Registrant will revise this paragraph as follows:

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

“This charge reimburses us for the expenses associated with Policy issue, including underwriting and setting up policy records. The monthly policy issue charge applies per $1,000 of total face amount and varies by gender (if applicable), age, tobacco status and risk classification; the charge ranges from a minimum of $0.07 to a maximum of $1.09 per $1,000 total face amount. Currently, this charge is applied for ten years from policy issue or total face amount increase; however, we reserve the right to apply this charge in all years. Any total face amount increase will have its own monthly policy issue charge.”
CHARGES AND DEDUCTIONS – Monthly Policy Charge – Optional Insurance Benefits (page 14)
Registrant will modify narrative descriptions as follows:
“Optional Insurance Benefits Charges
“Accounting Benefit Rider
There is a monthly charge of $0.03 per $1,000 of base policy face amount in the first five policy years.
“Change of Insured Rider
There is no charge for this rider.
“Cost of Living Rider
There is no charge for this rider; however, when there is a cost of living increase to the total face amount, the monthly policy charge and surrender charge will be increased proportionally.
“Death Benefit Guarantee Rider
There is no charge for this rider; however, the guarantee provided by the rider requires payment of certain minimum premium amounts that vary based on the individual characteristics of the insured (age, gender, tobacco status, and risk classification).
“Extended Coverage Rider
There is no charge for this rider.
“Life Paid-Up Rider (Overloan Protection)
There is no charge for this rider unless the rider benefits commence. If the rider benefits commence, there is a one-time charge guaranteed not to exceed 7.5% of the policy value (for policies using the guideline premium test) and 13.5% of the policy value (for policies using the cash value accumulation test) that is taken from the policy value.
“Supplemental Benefit Rider
There is a supplemental cost of insurance charge for the net amount at risk provided by this rider. The supplemental cost of insurance rate is based on the insured’s gender, issue age, tobacco status, and risk classification. The supplemental cost of insurance rate ranges from a maximum of $83.33 per $1,000 net amount at risk to $0.01 per $1,000 net amount at risk.”
“Waiver of Monthly Policy Charges Rider

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

There is a monthly charge for this rider and it varies based on the attained age, risk classification and gender of the insured. The monthly charge is guaranteed not to be less than nor to exceed $0.01 and $0.51 per $1,000 net amount at risk.”
“Waiver of Specified Premium Rider
There is a monthly charge for this rider. It varies based on the attained age, risk classification and gender of the insured. The monthly charge is guaranteed not be less than nor to exceed $0.15 and $0.94 per $100 of planned periodic premium.”
GENERAL DESCRIPTION OF THE POLICY – The Contract (page 15)
Registrant proposes to revise the second paragraph as follows:
“The Policy is an individual flexible premium variable universal life insurance policy. This prospectus describes the Policy. Your Policy’s provisions may differ from the description in this prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in your state. Any ~~significant~~ variations from the information appearing in this prospectus which are required due to individual state requirements are contained in your Policy, or in riders or endorsements attached to your Policy. You should refer to your Policy for these state specific features.”
GENERAL DESCRIPTION OF THE POLICY – Unscheduled Transfers (page 16)
The Registrant will revise the first paragraph as follows:
Unscheduled Transfers. You may make unscheduled transfers from a division to another division and/or the fixed account. We reserve the right to impose a transfer fee of $25 on each unscheduled transfer after the first unscheduled transfer in a policy month. For purposes of applying the transfer fee for unscheduled division transfers, we will count all unscheduled division transfers that occur in any one valuation period as one transfer. However, allocations of premium payments will not be counted as unscheduled division transfers.
GENERAL DESCRIPTION OF THE POLICY – Optional Insurance Benefits (pages 18 – 19)
Registrant proposes to revise the Extended Coverage Rider narrative as follows:
“Extended Coverage Rider
This rider extends the Policy beyond the maturity date as long as the Policy is still in-force and the insured is living on the maturity date. The Policy will then terminate upon the insured’s death. No monthly policy charges are deducted after the maturity date. No additional premium payments are allowed, adjustment options are not available and the death benefit option is changed to Death Benefit Option 1. All division and fixed ~~investment~~ account values will be transferred to the Money Market division and no further transfers are allowed. However your right to take partial surrenders and loans are not restricted. This rider is added automatically to all Policies when issued. You may choose not to extend the maturity date by requesting the rider not be attached to your Policy. There is no charge for this rider.”

Michael L. Kosoff
Securities and Exchange Commission
July 28, 2008

DEATH BENEFIT AND POLICY VALUES – Death Proceeds (page 23)
Registrant will modify the second and third paragraphs as follows:
“Payment of the death proceeds will be made within seven business days of receipt of the required documentation. We pay death proceeds first to the assignee, if any, in a lump sum. We pay the remainder to your named beneficiary(ies) as described below. ~~under your designated benefit payment option (see GENERAL DESCRIPTION OF THE POLICY — Rights Under the Policy).~~ If no beneficiary(ies) survives the insured, we will pay the death proceeds to the owner or the owner’s estate unless you have given us written notice otherwise.
“We will pay death proceeds ~~to your named beneficiary(ies) in a lump sum or~~ according to the benefit payment option (shown below) that you have chosen. If you do not select a benefit payment option, your named beneficiary(ies) may each choose to receive payment in a lump sum or according to a benefit payment option. If your beneficiary(ies) does not choose a benefit payment option, we will pay the death proceeds in a lump sum.”
GENERAL PROVISIONS – Frequent Trading and Market-Timing (Abusive Trading Practices) (pages 35 – 36)
Registrant will modify the sixth paragraph as follows:
“We will support the underlying mutual funds’ right to accept, reject or restrict, without prior written notice, any transfer requests into a fund.”
TABLE OF SEPARATE ACCOUNT DIVISIONS (pages 40 – 51)
Registrant will revise the TABLE OF SEPARATE ACCOUNT DIVISIONS to include all known name changes to underlying mutual funds, fund advisor and sub-advisor changes and name changes. Please note that no additional funds are being added to the product.
APPENDIX D – ILLUSTRATIONS
As previously noted in response to Staff comment 1, Registrant proposes to delete the Illustrations formerly found in Appendix D.
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Please contact me if you have any questions or comments regarding this filing. Thank you for your assistance in this filing.
Sincerely,
Patrick A. Kirchner
Assistant General Counsel
Principal Financial Group
711 High Street, S-006-N10
Des Moines, Iowa 50392-0300
(515) 235-9417(direct)
(866) 496-6527 (fax)
mailto:Kirchner.Patrick@principal.com
cc: Rebecca A. Marquigny